Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from December 2, 2019 to December 6, 2019.

November 29, 2019, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from December 2, 2019 to December 6, 2019.

Date	Meetings Scheduled	Type
December 02, 2019	Renaissance Investment Managers Private Limited	Meeting
December 03, 2019	Goldman Sachs (India) Securities Private Limited CIO Tour	Meeting
December 03, 2019	CLSA	Meeting
December 03, 2019	HSBC Global Asset Management (Hong Kong) Ltd	VC
December 03, 2019	Pinpoint Investment Advisor Hong Kong	VC
December 03, 2019	American International Assurance Co Singapore	VC
December 03, 2019	Evenstar Advisors Ltd	VC
December 03, 2019	Lion Global Investors Ltd	VC
December 03, 2019	Sparx Asia Investment Advisors Ltd	VC
December 03, 2019	Sumitomo Mitsui Asset Management Hk Ltd	VC
December 03, 2019	Sumitomo Mitsui Ds Asset Management (smam)	VC
December 03, 2019	American International Assurance Co Hong Kong	VC
December 03, 2019	China International Fund Management Co Ltd HK	VC
December 03, 2019	Mirae Asset Global Investments Hong	VC
December 03, 2019	Pacific Alliance Inv Mgt Ld	VC
December 03, 2019	Pag	Call
December 04, 2019	United First Partners	Call
December 06, 2019	Platinum Asset Management, Australia	Call

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.